Exhibit  12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2011
Earnings (loss)
Pre-tax loss	$(112,668)	$(3,502)	$(31,905)	$(19,606)	$(30,350)	$(15,264)
Total fixed charges	$29,634	$41,932	$65,534	$52,759	$45,365	$20,701
Total income (loss) before fixed charges	$(83,034)	$38,430	$33,629	$33,153	$15,015	$5,437

Fixed Charges
Interest expenses	$28,970	$41,397	$65,373	$52,627	$45,128	$20,561
Assumed interest attributable to rentals	$664	$535	$161	$132	$237	$140
Total fixed charges	$29,634	$41,932	$65,534	$52,759	$45,365	$20,701
Deficiency of earnings available to cover fixed charges	$112,668	$3,502	$31,905	$19,606	$30,350	$15,264
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a	n/a